PAINCARE HOLDINGS, INC.

1030 N. Orange Avenue, Suite 105

Orlando, Florida 32801

May 4, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PainCare Holdings, Inc.

Registration Statement on Form S-1

File No. 333-135883

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the above captioned Registration Statement become effective at 4:00 p.m., E.D.T. on Monday, May 7, 2007, or as soon thereafter as practicable.

The undersigned acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Furthermore, the undersigned acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the undersigned may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PainCare Holdings, Inc.

By:	/s/ Mark Szporka
Mark Szporka Chief Financial Officer